

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 18, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494 .

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

08006208

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
18 November 2008 (ASX: Announcement & Media Release – NE Waller progress report)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 November 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

NE WALLER PROGRESS REPORT

NE Waller, Onshore US Gulf Coast (FAR 34%)

The operator, AYCO, has advised that the drilling of the Pitchford #1 well has been completed and that wireline logs have been run. The logging results did not indicate the presence of hydrocarbons and the well will now be plugged and abandoned.

Pitchford #1 was the first well selected for testing the number of shallow prospects and leads at Frio level. A full modern log suite was run in the well in order that this well would serve as a calibration of the 3D seismic over the other Frio prospects and leads. The partners in the venture will evaluate the remaining Frio opportunities in light of the information from the Pitchford #1 well before making a decision on the future drilling of these prospects.

We have been advised by the operator that the rig contracted for the drilling of the Pitchford #2 well is expected to move onto location this weekend. The well, a planned 7100' Yegua test, will be drilled by Black Creek Drilling, Inc and is expected to take approximately ten days to drill.

The Pitchford #2 prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua intervals. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells. Pipeline facilities exist within one mile of the drill location.




For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END

Unit 81, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au